March 8, 2010

Mr. Paul Cline
Senior Staff Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: File No. 001-06368, Coastal Banking Company, Inc.

Dear Mr. Cline:

Thank you for your comments of March 1, 2010 in response to our letter dated January 21, 2010 and related exhibits.  We have reviewed your comments in depth and discussed these issues at length with our external audit firm and corporate counsel.  Additionally, I had a brief discussion with Ms. Rebekah Moore of your office. Based on our review and these discussions we offer the following response:

Comment #1 – Please refer to our previous comment 2 in our letter dated January 21, 2010.  We note your proposed disclosures included in Appendix B.  Please revise these disclosures to provide additional detail about your specific underwriting policies for each major loan product and each major loan category.  Also, please revise to include your definition of hybrid loans, such as payment option arms and sub-prime loans, and the fact that you have never originated such loans.

Response #1 – Our written loan underwriting policy provides general guidance over all types of lending rather than on a loan product by loan product basis.  For example, our policy broadly states that single family residential loans will be underwritten to conform to the current guidelines issued by FNMA and/or FHLMC.  In this case, our underwriting policy for residential loans does not include reference to specific underwriting criteria such as maximum loan to value ratios, maximum debt to income ratios, minimum borrower credit scores, etc., but rather incorporates by reference the agency underwriting guidelines in effect at such time as an underwriting decision is made on these types of loans.

Likewise, our underwriting policy for other loan types sets forth general guidance on the appropriate underwriting considerations, objectives and documentation.  To augment the general policy guidance, we establish target criteria to define an acceptable level of credit underwriting risk.  It is important to note that these criteria are designated as targets rather than absolute limits to allow for a degree of judgment in the underwriting process so that consideration can be given to other compensating factors.  We will include a summary of our more critical target underwriting criteria by major loan categories in use as of December 31, 2009 in our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

These criteria are monitored on an ongoing basis and adjusted as needed to manage the risk profile of different loan categories based on changes to economic conditions and loan category concentration levels within the Company’s overall loan portfolio.  Our policy is generally not to originate hybrid loans, which we define as loans having one or more underwriting characteristics that are inconsistent with investment grade loans, such as limited documentation, LTVs in excess of 100%, negative interest amortization, high debt to income ratios or poor borrower credit.  We have never originated payment option ARMs which allow for negative interest amortization or subprime loans, either for retention in our portfolio or for sale in the secondary market.

In our future filings we will expand the discussion of our underwriting policies and procedures as described above.  A draft of such an enhanced discussion as will appear in our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is attached as Exhibit A for your review.

Comment #2 – Please refer to our previous comment 7 in our letter dated January 21, 2010.  Considering that you obtain appraisals annually and that you charge off any shortfalls in collateral values in the month the appraisal was received, please revise to clarify the following information:

a.	Revise to clarify how you consider declining collateral values in your qualitative factors.
b.	Disclose whether you record an allowance for any estimated shortfall in collateral value prior to the receipt of the appraisal.

Response #2 –

a.  The qualitative factors used in our allowance methodology include, among other factors, the state of general economic conditions as well as trends in the commercial and residential real estate markets, both nationally and in our geographic markets.  We believe that declining collateral values have a direct impact on, and are reflected in these factors, and so our allowance methodology appropriately considers the impact of declining collateral values.

b.  Our primary tool for establishing the collateral value on non performing loans is an annual, independent property appraisal report.  In the ordinary course of managing and monitoring non performing loans, information may come to our attention that indicates the collateral value has declined further from the value established in the most recent appraisal.  Such other information may include prices on recent comparable property sales or internet based property valuation estimates.  In cases where this other information is deemed reliable, and the impact of a further reduction in collateral value would result in a further loss to the Company, we will record an increase to the allowance to reflect the additional estimated collateral shortfall.

In our future filings we will revise the discussion of the impact of declining property values in the qualitative factors impacting our allowance for loan losses as well as declines in values of specific collateral properties as described above.  A draft of such an enhanced discussion as will appear in our upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is attached as Exhibit B for your review.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, comments or require additional information feel free to contact me at your convenience.

Sincerely,

Paul R. Garrigues
EVP / CFO

Exhibit A
Lending Activities

General: We emphasize a range of lending services, including real estate, commercial and consumer loans to individuals and small- to medium-sized business and professional firms that are located in or conduct a substantial portion of their business in the bank’s market areas.

Loan Underwriting: The fundamental objective of our underwriting policies and procedures are to establish minimum requirements for borrower creditworthiness, application documentation and credit analysis upon which a decision to extend credit is based.  The key principals of our underwriting policies are consistent across all types of loans with variations to specific procedures driven by characteristics such as the loan amount, purpose, collateral type and repayment terms.

Our underwriting policies require that we independently gather and verify sufficient documentation to establish a borrower or guarantor’s credit worthiness, level of financial reserves, capacity to repay the loan and the value of any collateral.  Credit worthiness is validated with personal or business credit reports from independent credit reporting agencies.  The level of financial reserves is established from independent verifications of deposits, investments or other assets.  Capacity to repay the loan is based on verifiable earnings capacity as shown on up to three years of financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment.  Finally, as to the value of collateral, we obtain appraisals from independent, professionally designated property appraisers and will make personal inspections of the subject collateral for larger balance loans.

Once the appropriate documentation has been gathered, the analysis phase of the underwriting process is completed.  This includes determination of debt to income ratios, loan to value ratios, debt coverage ratios, global cash flow analysis, stress tests to measure the impact of increasing interest rates or falling collateral values and assessment of industry specific or general economic trends on the borrower’s ability to repay the loan.  Our policy establishes minimum acceptable levels for these credit metrics based on the objective to produce investment grade loans. Further, our maximum acceptable loan to collateral value percentages are less than or equal to applicable regulatory guideline maximums.  In the case of acquisition and development loans or construction loans, we also obtain and review project budgets, periodic inspection reports by qualified engineering firms and site visits by account officers not less than quarterly.  In all cases, the underwriting documentation and analysis is completed as part of the initial credit decision process; however, for loans that involve additional extensions of credit or periodic renewals, the underwriting documentation is updated and re-analyzed not less than annually.

Our written loan underwriting policy provides general guidance on the appropriate underwriting considerations, objectives and documentation.  To augment the general policy guidance, we establish target criteria to define an acceptable level of credit underwriting risk.  It is important to note that these criteria, which are adjusted from time to time, are designated as targets rather than absolute limits, which allow for a degree of judgment in the underwriting process and consideration of other compensating factors.  The following is a summary of our more critical target underwriting criteria by major loan categories in use as of December 31, 2009. Where noted, DTI refers to debt to income ratio and NADA refers to National Automobile Dealers Association.

Loan Product Type	Max. Loan to Value	Max Loan to Cost	Min. Debt Service Coverage Ratio	Max. Term	Amortization Period
Commercial and Financial
Accounts Receivable	75% of eligible accts.	75% of eligible accts.	N/A	12 mos.	N/A
Inventory	50% of qualified inventory	50% of qualified inventory	N/A	12 mos.	N/A
Equipment	80% of cost or appraised value	80% of cost or appraised value	1.25	60 mos.	60 mos.
Real Estate – construction, commercial	70-80%	80-90%	1.25	24 mos.	N/A
Real Estate – construction, residential	80%	100%	1.25	24 mos.	N/A
Real Estate – mortgage, commercial	75%	85%	1.25	60 mos.	25 yrs.
Real Estate – mortgage, residential	80%	80%	40% DTI	30 yrs.	30 yrs.
Consumer Installment Loans
Automobiles – New	90% of Cost	90%	40% DTI	72 mos.	72 mos.
Automobiles - Used	100% of NADA loan value	100% of NADA loan value	40% DTI	60 mos.	60 mos.
Recreational Equipment	80% of cost or 90% of NADA loan value	80% of cost or 90% of NADA loan value	40% DTI	60 mos.	60 mos.
Aircraft	80% of cost	80% of cost	40% DTI	60 mos.	120 mos.
Home Equity (Term)	89%	89%	40% DTI	60 mos.	180 mos.
Home Equity Line of Credit	89%	89%	40% DTI	120 mos.	Interest Only Monthly
Other Loans
Secured by Certificates of Deposit	100%	100%	N/A	Term of C.D.	Term of C.D.
Secured by Listed Stock	70%	70%	N/A	36 mos.	36 mos.
Unsecured	N/A	N/A	36% DTI	24 mos.	24 mos.

In general we require a minimum credit score of 680 for secured loans, and a minimum score of 700 for unsecured loans.

These criteria are monitored on an ongoing basis and adjusted as needed to manage the risk profile of different loan categories based on changes to economic conditions and loan category concentration levels within the Company’s overall loan portfolio.  Our policy is generally not to originate hybrid loans, which we define as loans having one or more underwriting characteristics that are inconsistent with investment grade loans, such as limited documentation, LTVs in excess of 100%, negative interest amortization, high debt to income ratios or poor borrower credit.  We have never originated payment option ARMs which allow for negative interest amortization or subprime loans, either for retention in our portfolio or for sale in the secondary market. In the case of residential loans, we do not originate loans with any underwriting characteristic that are contrary with the underwriting guidelines of FNMA, FHLMC or the FHA.

Exhibit B
Provision for Allowance for Loan Losses

There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about future value of the collateral.  We establish and maintain an allowance for loan losses based on a number of qualitative factors including, among other things, historical experience, evaluation of economic conditions, commercial and residential real estate market trends, regular reviews of delinquencies and loan portfolio quality and assumptions about future events which we believe to be reasonable, but which may not prove to be accurate.  We believe that changes in economic and industry conditions along with trends in commercial and residential real estate markets capture the impact of general declines in the value of collateral property, and in this way our qualitative factors reflect general declines in collateral values.

To the extent that the recovery of loan balances has become collateral dependent, we obtain appraisals not less than annually, and then we reduce these appraised values for selling and holding costs to determine the liquidated value.  Any shortfall between the liquidated value and the loan balance is charged against the allowance for Loan Losses in the month the related appraisal was received. In the ordinary course of managing and monitoring non performing loans, information may come to our attention that indicates the collateral value has declined further from the value established in the most recent appraisal.  Such other information may include prices on recent comparable property sales or internet based property valuation estimates.  In cases where this other information is deemed reliable, and the impact of a further reduction in collateral value would result in a further loss to the Company, we will record an increase to the allowance to reflect the additional estimated collateral shortfall.